Exhibit (j)(i)

Consent of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors

Travelers Series Fund Inc.:

We consent to the use of our reports, incorporated herein by reference, dated December 16, 2005, for SB Adjustable Rate Income Portfolio, Smith Barney Aggressive Growth Portfolio, Smith Barney High Income Portfolio, Smith Barney International All Cap Growth Portfolio, Smith Barney Large Cap Value Portfolio, Smith Barney Large Capitalization Growth Portfolio, Smith Barney Mid Cap Core Portfolio, Smith Barney Money Market Portfolio and Social Awareness Stock Portfolio, each a series of Travelers Series Fund Inc., as of October 31, 2005 and to the references to our firm under the headings “Financial highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

New York, New York

February 22, 2006